CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CARDLYTICS, INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)
Cardlytics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),
DOES HEREBY CERTIFY:
1.The name of this Corporation is Cardlytics, Inc. The date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was June 26, 2008.

2.A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Sections 141 and 242 of the General Corporation Law proposing this amendment of the Corporation’s Amended and Restated Certificate of Incorporation and declaring the advisability of this amendment of the Amended and Restated Certificate of Incorporation, which resolution setting forth the proposed amendment is as follows:
RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation be amended by replacing Section A with the following:
“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is twenty million (20,000,000) shares. Ten million (10,000,000) shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001) and ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).”
RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation be amended by inserting into Article IV immediately following Section C the following:
D.    Effective as of the effective time of 5:00 p.m., Eastern Time, on June 5, 2026 (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock or the authorized number of shares of Common Stock (the “Reverse Split”); provided, however, that no fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of pre-Reverse Split Common Stock, any stockholder who would otherwise be entitled to a fractional share of post-Reverse Split Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Split Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of post-Reverse Split Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales prices of a share of the Corporation’s Common Stock (as adjusted to give effect to the Reverse Split) on the Nasdaq Global Market during regular trading hours for the five (5) consecutive trading days immediately preceding the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Reverse Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of post-Reverse Split Common Stock as set forth above; provided, however, that each holder of record of a certificate that represented shares of pre-Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of post-Reverse Split Common Stock to which such holder may be entitled as set forth above. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.
3.Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an annual meeting of the stockholders of the Corporation, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 3rd day of June, 2026.

CARDLYTICS, INC.

By:/s/ Amit Gupta
Name: Amit Gupta
Title: Chief Executive Officer